File No. 83-1
Regulation IA
Rule 3

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 615, Tranche No. 02

INR2,000,000,000 5.50 percent Notes due August 23, 2021, as from January 18, 2018 to be consolidated and form a single series with the Bank's INR3,000,000,000 5.50 percent Notes due August 23, 2021 issued on August 23, 2017 (Series No. 615, Tranche No. 01)

Filed pursuant to Rule 3 of Regulation IA

Dated: January 12, 2018

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File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of INR2,000,000,000 5.50 percent Notes due August 23, 2021, Series No. 615, Tranche No. 02 (the "Notes"), as from January 18, 2018 to be consolidated and form a single series with the Bank's INR3,000,000,000 5.50 percent Notes due August 23, 2021 issued on August 23, 2017 (Series No. 615, Tranche No. 01), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated January 12, 2018 (the "Terms Agreement") and the Pricing Supplement dated as of January 12, 2018 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

| | Price to the Public | Selling Discounts and Commission[1] | Proceeds to the Bank[2] |
|---|---|---|---|
| Per Note: | 100.572% | 1.625% | 98.947% |
| Total: | INR2,011,440,000.00 (USD31,783,835.03) | INR32,500,000.00 (USD513,549.81) | INR1,978,940,000.00 (USD31,270,285.22) |

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2017
(B) Pricing Supplement
(C) Terms Agreement

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1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from August 23, 2017, which is expected to be INR44,602,739.73 (USD704,791.65) as of January 18, 2018.

**Exhibit A**

IDB
Inter-American Development Bank

March 10, 2017

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

EXECUTION VERSION

**Exhibit B**

# PRICING SUPPLEMENT

**Inter-American Development Bank**

**Global Debt Program**

Series No.: 615
Tranche No.: 2

INR 2,000,000,000 5.50 percent Notes due August 23, 2021 (the "Notes") as from January 18, 2018 to be consolidated and form a single series with the Bank's INR 3,000,000,000 5.50 percent Notes due August 23, 2021, issued on August 23, 2017 (the "Series 615 Tranche 1 Notes")

payable in United States Dollars

Issue Price: 100.572 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is as of January 12, 2018

*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 615, Tranche No.: 2*
*INR 2,000,000,000 5.50 percent Notes due August 23, 2021*

DC_LAN01:358771.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

**MIFID II product governance / Retail investors, professional investors and ECPs target market** – See "General Information—Additional Information Regarding the Notes—Matters relating to the MiFID II regime" below.

**Terms and Conditions**

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

| | | |
|---|---|---|
| 1. | Series No.: | 615 |
| | Tranche No.: | 2 |
| 2. | Aggregate Principal Amount: | INR 2,000,000,000 |
| | | As from the Issue Date, the Notes will be consolidated and form a single series with the Series 615 Tranche 1 Notes |
| 3. | Issue Price: | INR 2,056,042,739.73, which amount represents the sum of (a) 100.572 percent of the Aggregate Principal Amount *plus* (b) the amount of INR 44,602,739.73 representing 148 days' accrued interest, inclusive. |
| | | The Issue Price will be payable in USD in the amount of USD 32,488,626.68 at the agreed rate of 63.285 INR per one USD. |
| 4. | Issue Date: | January 18, 2018 |

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5. Form of Notes
   (Condition 1(a)):

   Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

6. Authorized Denomination(s)
   (Condition 1(b)):

   INR 50,000 and integral multiples thereof

7. Specified Currency
   (Condition 1(d)):

   The lawful currency of the Republic of India ("Indian Rupee" or "INR"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD").

8. Specified Principal Payment Currency
   (Conditions 1(d) and 7(h)):

   USD

9. Specified Interest Payment Currency
   (Conditions 1(d) and 7(h)):

   USD

10. Maturity Date
    (Condition 6(a); Fixed Interest Rate):

    August 23, 2021; provided that if the Rate Fixing Date (as defined below) for the scheduled Maturity Date is postponed due to an Unscheduled Holiday (as defined below), then the Maturity Date shall be five Relevant Business Days after the later of (i) the applicable Rate Fixing Date and (ii) the date on which the INR Rate in respect of such Rate Fixing Date is obtained.

11. Interest Basis
    (Condition 5):

    Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
    (Condition 5(III)):

    August 23, 2017

13. Fixed Interest Rate (Condition 5(I)):

    Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Fixed Rate Interest Payment Dates and default interest are as set out below.

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| (a) | Interest Rate: | 5.50 percent per annum |
|---|---|---|
| (b) | Business Day Convention: | Following Business Day Convention |
| (c) | Fixed Rate Interest Payment Date(s): | Annually on each August 23, commencing on August 23, 2018 and ending on, and including, the Maturity Date (subject, in each case, to the provisions set forth in the Fallback Provision). |
| (d) | Interest Period: | Each period from and including each Fixed Rate Interest Payment Date to but excluding the next following Fixed Rate Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date. |
| | | For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above. |
| (e) | Fixed Rate Day Count Fraction(s): | Actual/Actual (ICMA) |
| (f) | Calculation of Interest Amount: | As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the INR Rate (as defined below) and calculate the Interest Amount with respect to each minimum Authorized Denomination for the relevant Interest Period. |
| | | The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows: |
| | | INR 2,750 per minimum Authorized Denomination<br>*divided by* |

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*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 615, Tranche No.: 2*
*INR 2,000,000,000 5.50 percent Notes due August 23, 2021*

DC_LAN01:358771.2

the INR Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The "INR Rate" means in respect of a Rate Fixing Date, the USD/INR spot rate for such date equal to the USD/INR official reference rate expressed as the amount of INR per one USD, for settlement in two Fixing Business Days, reported by the Reserve Bank of India, which is displayed on the Reuters Page "RBIB", or any successor page, at approximately 12:30 p.m. Mumbai time on that Rate Fixing Date. If the Reuters Page "RBIB" no longer reports such rate or is no longer available and has not been replaced by any other page or service, the Calculation Agent shall be entitled to obtain such USD/INR official reference rate as reported by the Reserve Bank of India from any other screen or information source that it deems appropriate in good faith and in a commercially reasonable manner.

"Rate Fixing Date" means the date that is five Fixing Business Days prior to each Interest Payment Date, Maturity Date or the date upon which the Notes become due and payable as provided in Condition 9 (*Default*); provided, however, that if such date is an Unscheduled Holiday, the Rate Fixing Date shall be the next following Fixing Business Day. In the event that such next following Fixing Business Day is also an Unscheduled Holiday, the Calculation Agent shall be entitled to calculate the INR Rate acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the

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Calculation Agent shall notify the Issuer and the Global Agent as soon as reasonably practicable that the INR Rate is to be so determined.

"Fixing Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Mumbai.

"Unscheduled Holiday" means a day that is not a Fixing Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9.00 a.m. local time in Mumbai, two Fixing Business Days prior to the relevant Rate Fixing Date.

"Relevant Business Day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in London, New York City and Mumbai.

"Fallback Provision":

If the USD/INR official reference rate is not available for any reason on any Rate Fixing Date, then the INR Rate for such Rate Fixing Date shall be determined by the Calculation Agent by requesting quotations for the mid USD/INR spot foreign exchange rate at or about 1:00 p.m. Mumbai time on the first Relevant Business Day following the Rate Fixing Date from five Reference Banks as selected by the Calculation Agent.

If five or four quotations are provided as requested, the INR Rate will be the arithmetic mean (rounded to the nearest five decimal places, 0.000005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and

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*PRICING SUPPLEMENT*
*Inter-American Development Bank Global Debt Program Series No.: 615, Tranche No.: 2*
*INR 2,000,000,000 5.50 percent Notes due August 23, 2021*

DC_LAN01:358771.2

the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the INR Rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Banks active in the USD/INR currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the INR Rate acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Issuer and the Global Agent as soon as reasonably practicable that the INR Rate is to be so determined.

"Reference Banks" means leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

(g) Calculation Agent: See "8. Identity of Calculation Agent" under "Other Relevant Terms"

DC_LAN01:358771.2

| (h) Notification: | If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the INR Rate that appears on Reuters Screen "RBIB" Page (or on such replacement page as described above), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*). |
|---|---|
| 14. Relevant Financial Center: | Mumbai, London and New York |
| 15. Relevant Business Day: | Mumbai, London and New York |
| 16. Redemption Amount (Condition 6(a)): | The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date as follows: |

minimum Authorized Denomination
*divided by*
the INR Rate

(and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards).

If payment of the Redemption Amount occurs later than on the scheduled Maturity Date in the event of any postponement described herein, no accrued interest shall be payable in respect of such period of postponement following the scheduled Maturity Date.

| 17. Issuer's Optional Redemption (Condition 6(e)): | No |
|---|---|

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18. Redemption at the Option of the Noteholders (Condition 6(f)):

No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9):

In the event the Notes become due and payable as provided in Condition 9 (*Default*), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided* that for purposes of such determination, the "Rate Fixing Date" shall be the date that is five (5) Fixing Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (*Default*).

20. Governing Law:

New York

21. Selling Restrictions:

(a) United States:

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:

The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

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(c) Republic of India:

The distribution of this Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession this Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. This Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India by any Indian government or any governmental agency or department, semi-governmental or judicial entity or authority including without limitation, any stock exchange or any self regulatory organisation established under statute or applicable law in India (such as foreign institutional investors registered with the Securities and Exchange Board of India), are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such Notes.

(d) General:

No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

DC_LAN01:358771.2

| 22. | Amendment to Condition 7(a)(i): | **Condition 7(a)(i)** is hereby amended by **deleting the first sentence** thereof and **replacing it** with the following: "*Payments of principal and interest in respect of Registered Notes shall be made to the person shown on the Register at the close of business on the business day before the due date for payment thereof (the "Record Date")*." |
|---|---|---|
| 23. | Amendment to Condition 7(h): | The following shall apply to Notes any payments in respect of which are payable in a Specified Currency other than United States Dollars: |

**Condition 7(h)** is hereby amended by **deleting the words** "*the noon buying rate in U.S. dollars in the City of New York for cable transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day*" and **replacing them with the words** "*a U.S. dollar/Specified Currency exchange rate determined by the Calculation Agent as of the second Business Day prior to such payment, or, if the Calculation Agent determines that no such exchange rate is available as of such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, the Calculation Agent shall act in good faith and in a commercially reasonable manner having taken into account all available information that it shall deem relevant*".

If applicable and so appointed, and unless otherwise defined herein, the "Calculation Agent" referred to in amended Condition 7(h) shall be the Global Agent under the

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Bank's Global Debt Program – namely, Citibank, N.A., London Branch, or its duly authorized successor.

**Other Relevant Terms**

| | | |
|---|---|---|
| 1. | Listing: | Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date. |
| 2. | Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: | Euroclear and Clearstream, Luxembourg |
| 3. | Syndicated: | No |
| 4. | Commissions and Concessions: | 1.625% of the Aggregate Principal Amount (comprising a 1.40% selling concession and a 0.225% management and underwriting fee). |
| 5. | Estimated Total Expenses: | None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes. |
| 6. | Codes: | |
| | (a) Common Code: | 166517397 |
| | (b) ISIN: | XS1665173974 |
| 7. | Identity of Dealer: | The Toronto-Dominion Bank |

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PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 615, Tranche No.: 2
INR 2,000,000,000 5.50 percent Notes due August 23, 2021

DC_LAN01:358771.2

| 8. | Identity of Calculation Agent: | The Toronto-Dominion Bank, Toronto |

In relation to the Rate Fixing Date, as soon as is reasonably practicable after the determination of the INR Rate in relation thereto, on the date on which the relevant INR Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the INR Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provision for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:   No

(b) DTC Global Note(s):   No

(c) Other Registered Global Notes:   Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

**General Information**

**Additional Information regarding the Notes**

1.   Matters relating to the MiFID II regime

DC_LAN01:358771.2

The Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

**MIFID II product governance / Retail investors, professional investors and ECPs target market** – Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

2.     United States Federal Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

Subject to the discussion below regarding amortizable bond premium, a United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 148 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes will not be treated as an interest payment for United States federal income tax purposes, and will accordingly only be

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taxable to the extent that the U.S. dollar amount received in respect of such accrued interest differs from the U.S. dollar amount paid by the holder in respect of such interest. Any such difference should give rise to United States source foreign currency gain or loss.

Because the Notes are denominated in the Indian Rupee, a United States holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in the last four paragraphs of "—Payments of Interest" under the "United States Holders" section. Pursuant to such rules, a United States holder should determine amounts received with respect to a Note (including principal and interest) by reference to the U.S. dollar value of the Indian Rupee amount of the payment, calculated at the currency exchange rate in effect on the date of payment. The U.S. dollar amount that is actually received by the United States holder may differ from the amount determined under the preceding sentence, since the U.S. dollar amount of the payment will be determined by reference to the INR Rate as of the relevant Rate Fixing Date. Accordingly, a United States holder of the Notes may recognize United States source foreign currency gain or loss in an amount equal to such difference (in addition to any foreign currency gain or loss otherwise recognized upon the receipt of an interest payment or a sale or retirement of the Notes). The U.S. Internal Revenue Service could take the position, however, that the amounts received by a United States holder in respect of a Note should be equal to the U.S. dollar amount that is actually received by the United States holder. Prospective United States holders of the Notes should consult their tax advisors regarding these rules.

Additionally, because the purchase price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess as amortizable bond premium. A United States holder that makes this election would reduce the amount required to be included in such holder's income each year with respect to interest on the Notes by the amount of amortizable bond premium allocable to that year, based on the Note's yield to maturity. Because the Notes are denominated in the Indian Rupee, a United States holder would compute such holder's amortizable bond premium in units of Indian Rupee, and the United States holder's amortizable bond premium would reduce such holder's interest income in units of Indian Rupee. Gain or loss recognized that is attributable to changes in exchange rates between the time the United States holder's amortized bond premium offsets interest income and the time of the holder's acquisition of the Notes is generally taxable as ordinary income or loss. If a United States holder makes an election to amortize bond premium, the election would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that the United States holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires, and the United States holder may not revoke the election without the consent of the U.S. Internal Revenue Service.

*Treasury Regulations Requiring Disclosure of Reportable Transactions.* Treasury regulations require United States taxpayers to report certain transactions that give rise to

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DC_LAN01:358771.2

a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, because the Notes are denominated in a foreign currency, a United States holder (or a non-United States holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above or under the "Tax Matters" section of the Prospectus) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

*Information with Respect to Foreign Financial Assets.* Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

*Medicare Tax.* A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

3.      Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

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There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

Payment of each Interest Amount and the Redemption Amount will be based on the INR Rate, which is a measure of the rate of exchange between the Indian Rupee and the USD. Currency exchange rates are volatile and will affect the holder's return. In addition, the government of India can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in India or elsewhere could lead to significant and sudden changes in the exchange rate between the Indian Rupee and the USD.

The Indian Rupee is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the INR Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the INR-USD exchange rate would yield.



INTER-AMERICAN DEVELOPMENT BANK

By: _____
Name:   Gustavo Alberto De Rosa
Title:   Chief Financial Officer and
         General Manager, Finance Department

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PRICING SUPPLEMENT
*Inter-American Development Bank Global Debt Program Series No.: 615, Tranche No.: 2*
*INR 2,000,000,000 5.50 percent Notes due August 23, 2021*

DC_LAN01:358771.2

EXECUTION VERSION

**Exhibit C**

TERMS AGREEMENT NO. 615, TRANCHE 2 UNDER
THE PROGRAM

January 12, 2018

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's INR 2,000,000,000 5.50 percent Notes due August 23, 2021 (the "Notes" as from January 18, 2018 to be consolidated and form a single series with the Bank's INR 3,000,000,000 5.50 percent Notes due August 23, 2021, issued on August 23, 2017) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on January 18, 2018 (the "Settlement Date"), at an aggregate purchase price of INR 2,023,542,739.73 (USD 31,975,076.87 at the agreed rate of 63.285 INR per one USD), calculated as set forth below and payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.


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Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100.572 percent of the principal amount (INR 2,011,440,000) plus 148 days of accrued and unpaid interest (INR 44,602,739.73), less a combined management and underwriting commission and selling concession of 1.625 percent of the principal amount (INR 32,500,000). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is INR 2,023,542,739.73 (USD 31,975,076.87 at the agreed rate of 63.285 INR per one USD), payable in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

    - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

    - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

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5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention:     Finance Department
               Cash and Settlements Management Group
Email:         FIN_CMO@iadb.org
Telephone:     202-623-3131

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention:     Origination and Syndication Desk
Email:         TMG@tdsecurities.com
Telephone:     +44 (0) 20 7628 2262

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

   (i)     Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

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(ii)      Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii)      Acknowledges that: The distribution of this Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession this Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. This Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in India (resident or otherwise) or any person regulated in India by any Indian government or any governmental agency or department, semi-governmental or judicial entity or authority including without limitation, any stock exchange or any self regulatory organisation established under statute or applicable law in India (such as foreign institutional investors registered with the Securities and Exchange Board of India), are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such Notes.

7.    The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the "Product Governance Rules") regarding the mutual responsibilities of manufacturers under the Product Governance Rules, the undersigned acknowledges that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; *provided, however*, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

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This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

DC_LAN01:358772.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK

By: B. Tyrrell

Name:
Title:

**Beverley Tyrrell**
Director
Transaction Management Group
The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________

Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department